SICHENZIA ROSS FRIEDMAN FERENCE LLP
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October 10, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Tamara Brightwell, Esq.
            Mail Stop 7010


      Re:   XsunX, Inc. (the "Company")
            Amendment No. 1 to Form SB-2
            File No. 333-127613

Dear Ms. Brightwell:

On behalf of the Company, we are hereby enclosing two copies of Amendment No. 1 (the "Amendment") to the Company's registration statement on Form SB-2 (the "Registration Statement"). One of the copies has been marked to show changes from the Registration Statement. The Registration Statement was filed on August 17, 2005. By letter dated September 12, 2005, the staff of the Securities and Exchange Commission (the "Staff") issued comments on the Registration Statement Following are the Company's responses to the Staff's comments. For ease of reference, each response is preceded by the Staff's comment.

General

1. It appears that you are registering the resale of common shares underlying warrants and convertible debentures that were issued to Cornell Capital as described in the securities purchase agreement and in connection with the standby equity distribution agreement We note that the holders of the debentures may convert the debentures into common shares at any time and it appears that the warrants are immediately exercisable. Note that we consider agreements that give investors the right to acquire additional securities to provide the investor with an investment decision that suggests the investor is not irrevocably bound. Given that Cornell Capital may exercise the warrants and convert the debentures at any time, and therefore it may acquire additional securities at the same time or after the company exercises its put, please tell us why you believe the equity line transaction is consistent with our position set forth in the Current Issues and Rulemaking Projects Outline Quarterly Update, March 31, 2001. In particular, please discuss why you believe that the Cornell Capital is irrevocably bound given that it has the ability to make investment decisions as to the purchase of shares underlying the warrants and convertible debentures. We may have further comments upon review of your response.

It is the Company's understanding that discussions have taken place between representatives of Cornell Capital Partners L.P. ("Cornell") and Carol McGee of the Chief Counsel's Office of the Commission subsequent to the issuance of the Staff's comment letter. As the Company understands the substance of these discussions, Ms. McGee conveyed that this Comment No. 1 is seeking the Company's confirmation of its understanding that proceeds of the sales of shares of common stock under the Standby Equity Distribution Agreement (the "Equity Distribution Agreement") dated July 14, 2005 between the Company and Cornell may not be used to repay the debt under the Secured Convertible Debentures that were issued to Cornell (the "Debentures'). In addition, the Company understands that Ms. McGee has expressed that allowing warrants and debentures to be exercisable at or after the time that securities may be sold under the Equity Distribution Agreement is not inconsistent with the Staff's position respecting this issue as long as the Debentures and the Warrants are not held by Cornell or its affiliates. To the extent that the Debentures and the Warrants are held by Cornell or its affiliates, the Company hereby confirms its understanding that the proceeds of the sales of shares of common stock under the Equity Distribution Agreement may not be used to repay the debt under the Debentures.

Notwithstanding the foregoing, the Company believes that Cornell is irrevocably bound to purchase the Company's securities under the Equity Distribution Agreement as Section 2.5 of that agreement states specifically that Cornell will advance the amount of funds specified in the advance notice delivered to it by the Company. The issuance of the Debentures and the warrants in connection therewith (the "Warrants") are transactions independent from the issuances contemplated under the Equity Distribution Agreement, consist of a different type of security and are entered into for a different purpose than the shares to be issued under the Equity Distribution Agreement. The issuance of the Debentures and the Warrants constitutes a bridge financing arrangement that enables the Company to meet its short-term financial obligations until the Registration Statement is declared effective and the Company will be able to utilize the equity line of credit under the Equity Distribution Agreement. The issuance of the Debentures and the Warrants is a conventional convertible securities transaction pursuant to which funds were paid to the Company and the Company registers for resale the shares issuable upon conversion of the Debentures and exercise of the Warrants as permitted by Rule 152 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). Therefore, the Company believes that Cornell's discretion with respect to the conversion of the Debentures and the exercise of the Warrants does not impact on the irrevocable nature of Cornell's commitment to purchase the Company's shares under the Equity Distribution Agreement when properly put to it. As a result, such discretion is not inconsistent with the Staff's position set forth in the Current Issues and Rulemaking Projects Outline Quarterly Update, March 31, 2001. It should also be pointed out that under Rule 502 promulgated under the Securities Act, the two transactions would not be integrated. Ms. McGee of the Chief Counsel's Office of the Commission has earlier agreed that these two transactions will not be integrated provided that convertible securities issued as part of a bridge financing are convertible at a fixed conversion price, as is the case with the Debentures.

Further, the Company understands that Cornell Capital has engaged in numerous similar standby equity distribution arrangements on nearly identical terms as contained in our agreements, including the debentures and the warrants. These arrangements have resulted in many registration statements declared effective by the Commission during the past six months, including, among others, Access Pharmaceuticals, Inc. and Immune Response Inc.


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

2. We note that Cornell Capital's managing partner and general counsel serves as the escrow agent for the standby equity distribution agreement. It appears that this Cornell Capital affiliate exercises sole discretion with respect to the release of shares and/or funds from escrow. In addition,
      Section 6 of the escrow agreement suggests that this Cornell Capital affiliate is permitted to resolve any disputes under the escrow agreement to his satisfaction. In view of this affiliate relationship between Cornell Capital and the escrow agent and the functions of the escrow agent, it appears that Cornell Capital is exercising actual or potential discretion as to whether it will perform its obligations under the standby equity distribution agreement. Please provide us with your analysis as to whether this affiliate relationship provides Cornell Capital any discretion that is inconsistent with our position regarding equity lines of credit set forth in the Current Issues and Rulemaking Projects Outline Quarterly Update, March 31, 2001.

The Company and Cornell have entered into new escrow agreements with an unaffiliated party acting as escrow agent. This agreement is included as an exhibit to the Company's amended Current Report on Form 8-K that is being filed on the date hereof.

3.    In the Pledge and Escrow Agreement, we note the Terms and Conditions section 5 stating that the "Escrow Agent shall have the absolute right to disburse the Pledged Shares to the Pledgee in batches not to exceed 9.9% of the outstanding capital of the Pledgor (which limit may be waived by the Pledgee. . .)". We also note the standby equity distribution agreement contains a provision limiting Cornell Capital's stock ownership to 9.9%. It appears that allowing Cornell Capital to waive the cap on the amount of securities that it can hold will allow Cornell Capital the ability to affect the market price of the common shares. Please provide us a detailed analysis as to why you believe this discretion is not inconsistent with our position regarding equity lines of credit as set forth in the Current Issues Outline cited above.

As discussed in the Company's response to comment No.1, to the extent that the Debentures are held by Cornell affiliates, the Company will not use the proceeds from stock sales under the Equity Distribution Agreement to repay the debt under the Debentures. In addition, as discussed in the Company's response to comment No. 2, Cornell has appointed a new person in connection with the orderly completion of the delivery of securities under the Debentures and the Equity Distribution Agreement. This person is not an affiliate of Cornell. The premise of the Staff's comment appears to be based partially upon an incomplete reading of the transaction documents. First, Section 5 of the Pledge and Security Agreement is a remedy provision and is therefore not part of the investment plan contemplated under the Transaction Documents. Further, that section must be read in conjunction with Section 3(a)(C)(ii) of the Debentures. This section reads in relevant part:

      "A Holder may not convert this Debenture or receive shares of Common Stock as payment of interest hereunder to the extent such conversion or receipt of such interest payment would result in the Holder, together with any affiliate thereof, beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules promulgated thereunder) in excess of 4.9% of the then issued and outstanding shares of Common Stock, including shares issuable upon conversion of, and payment of interest on, this Debenture held by such Holder after application of this Section."

As a result, notwithstanding, Section 5 of the Pledge and Security Agreement, Cornell's stockownership as a result of conversions of the Debentures is capped at 4.9% (and not 9.9%). That same section concludes as follows:

      "The provisions of this Section may be waived by a Holder (but only as to itself and not to any other Holder) upon not less than 65 days prior notice to the Obligor. Other Holders shall be unaffected by any such waiver."


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

Waiver of the 4.9% cap under the Debentures is subject to a 65-day notice requirement. It is unlikely that Cornell will be able to influence the market price of the Company's common stock in (the "Common Stock") view of the waiver's long notice period. In addition, as further explained in the Company's response to comment No. 14, Cornell's cap under the Equity Distribution Agreement is limited to 9.9%, which cap may not be waived.

4. Please be advised that following the effectiveness of your registration statement, you must file a prospectus supplement:

      o whenever you exercise the right to put shares to Cornell Capital under the standby equity distribution agreement; and

      o to reflect changes in selling security holder information, including sales of material amounts of securities.

We respectfully disagree with the Staff that such prospectus supplements are required. The "Selling Shareholders" section of the Registration Statement clearly states the maximum number of shares that may be sold by Cornell. Puts under the Equity Distribution Agreement are contemplated as set forth in the Registration Statement and thus such Puts will not constitute a "substantive change from or addition to the information set forth in the last form of prospectus" as set forth in Rule 424(b)(3). As a practical matter, such information will be made via Forms 8-K filed upon Puts as required by the Form 8-K rules.

5. Please include a separate section describing the material terms of the standby equity purchase agreement.

The Company has made revisions to the registration statement in accordance with the Staff's comment.

6. In the section describing the standby equity purchase agreement, please discuss the alternative financing methods you considered prior to deciding to enter into an equity line of credit arrangement with Cornell Capital and why you ultimately decided to enter into an equity line of credit arrangement with Cornell Capital.

The Company has made revisions to the registration statement in accordance with the Staff's comment.

7. Please disclose the material terms of the pledge and escrow agreement. Please also discuss the mechanics of the escrow. Please also discuss the securities purchase agreement.

The Company has made revisions to the registration statement in accordance with the Staff's comment.

Fee Table and Prospectus Cover Page

8. It appears that you have not included the resale of the common shares issued to Newbridge Securities in the fee table. Please revise. In this regard, we note your disclosure on the prospectus cover page stating the amounts of shares to be sold by the selling shareholders, and it appears that the resale of shares by Newbridge Securities has not be included in the total number of shares listed at the top of the prospectus cover page. Please revise the cover page, and throughout the prospectus as necessary, to include the shares to be resold by Newbridge in the total number of common shares to be resold.

The shares issued to Newbridge Securities were included in the total. Nevertheless, the Company has made revisions to the Registration Statement to clarify that these shares are included.


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

9. Please revise the penultimate sentence in the second paragraph to disclose the name of the party in which you entered into the Standby Equity Distribution Agreement.

The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

10. Revise to state that you will receive proceeds from the conversion of the debentures. Disclose the conversion price related to the convertible debentures and the exercise price of the warrants.

The Company advises the Staff supplementally that it will receive no proceeds from the conversion of the Debentures. Rather, conversion will extinguish an existing debt obligation on the part of the Company. The Company has made revisions to reflect the conversion price of the Debentures and the exercise price of the Warrants.

11. We note that Cornell Capital will pay a per share purchase price equal to 96% of the market price of your common stock at the time of purchase. We also note in the Standby Equity Distribution Agreement that Cornell will receive a 5% fee each time the company exercises a put. Revise here, and throughout the prospectus, to remove the distinction between the purchase price and the 5% fee and instead disclose that Cornell Capital will pay a purchase price equal to 91% of the market price of your common shares.

The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

12. Please disclose here and in the Plan of Distribution section that Cornell Capital's 9% discount on the market price of your common shares is an underwriting discount.

The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

13. Please disclose the amount of the lowest volume weighted average price of your common shares for the most recent five-day trading period. Update this information as necessary in future pre-effective amendments.

The Company advises the Staff supplementally that the term "lowest volume weighted average price of the common stock" has no significance for the purchase price of the Common Stock issuable upon a sale under the Equity Distribution Agreement. That agreement provides that the shares to be issued will be priced at the lowest closing bid price (as reported by Bloomberg L.P.) of the Common Stock on the market where the Common Stock is then traded during the five-trading day pricing period, without reference to volume. Therefore, adding this information to the Registration Statement would be confusing and potentially misleading to the reader.

Prospectus Summary, page 1

14. Please clarify here, and the in your MD&A, how Cornell Capital may own 40% or more of your common stock upon completion of purchases under the equity agreement if the agreement limits Cornell's ownership to 9.9%. In this regard, we note that the pledge and escrow agreement refers to the 9.9% cap and the warrant and convertible debenture agreements refer to a 4.9% cap on Cornell's ownership of the company's stock. Please provide us with an explanation of these discrepancies. Revise your discussion in the Plan of Distribution on page 27 accordingly.

The Company has revised the Registration Statement by deleting references to Cornell's ability to acquire ownership in excess of 9.9%. The Company's disclosure regarding the caps of 9.9% under the Equity Distribution Agreement and 4.9% under the Debentures are simply a recitation of the respective terms of the Equity Distribution Agreement, the Debentures and the Warrants.

15.   Revise to disclose the shares offered for resale by Newbridge Securities.

The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

16. Revise the use of proceeds section to state that you will receive proceeds from the exercise of the warrants and the conversion of the debentures.

As discussed in our response to comment No. 10, the Company will not receive proceeds from the conversion of the Debentures. The Company has made revisions to the Registration Statement in accordance with the Staff's comment to state that it will receive proceeds from the exercise of the Warrants..

17. Please describe the actual offering price that the selling shareholders will pay.

The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

18.   Please disclose that the escrow agent is an affiliate of Cornell Capital.

The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

19. We note section 3.11 of your standby equity distribution agreement. We have the following comments:

      o Please add disclosure in this section, and elsewhere in your prospectus as appropriate, that Cornell Capital may sell shares of common stock that are subject to a call before it actually receives those shares. Please also discuss the impact of these sales on the market price of your common stock.

      o Please explain how Cornell Capital will be able to sell shares prior to its receipt of those shares if the number of shares is not determined until the fifth trading day following a put notice.

      o Please add disclosure in this section, and elsewhere in your prospectus as appropriate, that Cornell Capital may not engage in short sales. Please also explain the meaning of short sales.

The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

20. Please clarify that Cornell Capital's sales of shares will likely cause the market price of your common stock to decline.

The Company has made revisions to the Registration Statement in accordance with the Staff's comment.


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

21. Include a discussion of the material terms of the pledge and escrow agreement.

The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

Risk Factors, page 3

22. Please include discussion addressing the risk that Cornell will pay less than market price and will therefore have an incentive to sell its shares which could cause stock price declines.

The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

The large number of shares issuable.... pages

23. Please tell us, and revise to explain how the issuance of shares to Cornell may result in Cornell controlling the company given that there a 9.9% cap on the number of common shares that Cornell may own under the standby equity distribution agreement.

As set forth in our response to comment No. 14, the Company has revised the Registration Statement by deleting references to Cornell's ability to acquire ownership in excess of 9.9%.

We may not able to access sufficient funds. . .page 5

24. We note that you are limited to a maximum draw down of $250,000 per advance; however, the standby equity distribution agreement states that the first advance will be for $390,000. Please revise to disclose that information and state, if true, that after the first distribution you are limited to advances of $250,000 and that you may make a put to Cornell every five days.

The Company advises the Staff that the $390,000 referred to in Section 12.4 of the Equity Distribution Agreement was part of the Company's commitment fee payable to Cornell in shares of common stock on the date that agreement was executed. It is not part of any of the advances under the Equity Distribution Agreement and the Company will receive no additional funds for the issuance of these shares. The Company has made revisions to the Registration Statement in accordance with the Staff's comment to reflect that draw downs may be made once every five trading days.

Use of Proceeds, page 7

25. Revise to disclose that the prospectus also relates to shares being sold by Newbridge Securities. Disclose that you may receive proceeds from the conversion of the debentures into common shares. Revise to disclose the approximate amount of proceeds you may receive from the exercise of the warrants and the conversion of the debentures.

As discussed in our response to comment No. 10, the Company will not receive proceeds from the conversion of the Debentures. The Company has made revisions to the Registration Statement to disclose that the prospectus also relates to the resale of shares by Newbridge Securities, Inc. and to set forth the amount of proceeds from the exercise of the Warrants.


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

26. Please describe in greater detail your anticipated use of the net proceeds of your standby equity distribution agreement. We also note from Section
      4.22 of the standby equity distribution agreement that you may use proceeds to pay loans. Therefore, it would appear that you could use the proceeds of the equity line to pay any amounts due to Cornell Capital pursuant to the convertible debentures. Please revise your disclosures accordingly. If you use the proceeds to repay loans, please provide the disclosure required by Instruction 1 to Item 504 of Regulation S-B.

The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

Security Ownership of Certain Beneficial Owners and Management, page 22

27. Please revise to provide a separate listing for Djokovich Limited Partnership in the beneficial ownership table. In addition, you should include Cornell Capital in the beneficial ownership table.

The Company has made revisions to the Registration Statement by adding Djokovich Limited Partnership to the table listing the Company's principal shareholders. We respectfully disagree with the Staff's position that Cornell should be listed in the table as well for the following reason. Determination of beneficial ownership of the Company's shares for reporting purposes is made under Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended. That rule states that any securities that a person has a right to acquire within 60 days must be included in such person's total beneficial ownership. Section 3(a)(ii) of the Debenture limits Cornell's ownership to 4.9% of the issued and outstanding shares of Common Stock which limitation may be waived by Cornell upon 65 days prior notice. As a result, any shares issuable upon exercise that would cause Cornell to pass the 4.9% threshold are not included for purposes of Cornell's total beneficial ownership. Therefore, Cornell owns less than 5% of the Company's common stock. This conclusion is consistent with case law on this issue. See e.g. Global Intellicom, Inc. v. Thomson Kernaghan et. al., Fed. Sec.
L. Rep. (CCH) P. 90,534 (U.S.D.Ct S.D.N.Y 1999).

Selling Shareholders, page 23

28. Revise the selling shareholder table to include a line that shows the total number of shares to be offered in this prospectus.

The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

29. We note the statement in footnote three that the amount of shares owned by Cornell Capital prior to the offering assumes the waiver of the provision in the agreement limiting ownership to 9.9% of your common stock. Please tell us how the waiver of this provision is consistent with our position on equity lines. See comments four and twelve above.

The Company has revised the Registration Statement by deleting references to Cornell's ability to acquire ownership in excess of 9.9%.

30. Please revise your disclosures to identify the natural person or persons who have voting or investment control over the company's securities that Cornell Capital owns. See Interpretation 4S. of Regulation S-K Item 507 in the March 1999 supplement of the manual of publicly available CF telephone interpretations.

The Company has made revisions to the Registration Statement in accordance with the Staff's comment.


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

31. We note the debentures are convertible into shares of common stock at a conversion price of $10 per share subject to adjustment. Please discuss when and how the price would be adjusted and provide an example of how the adjusted price would be calculated.

The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

32.   Revise to state, if true, that the warrants are immediately exercisable.

The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

33. Revise your discussion of the standby equity distribution agreement to state that Cornell will be irrevocably bound to purchase the shares.

The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

34. If Newbridge will act as a placement agent for the shares going forward, please tell us why they are not acting as an underwriter in this offering. We note your statements in the seventh paragraph on the cover page and throughout this section that no other underwriter has been engaged to facilitate the sale of shares.

Newbridge Securities has acted as the placement agent in the purchase of securities in a private placement transaction. Its services were limited to advising the Company in connection with entering into the Equity Distribution Agreement. Newbridge Securities has no further obligations under the placement agent agreement. Cornell Capital has advised that it will not sell our common stock through Newbridge Securities. Newbridge Securities will not purchase any shares of our common stock for possible future sale. Thus, Newbridge is not participating in the resale of our common stock in connection with the Equity Distribution Agreement. Therefore, we do not believe that Newbridge Securities is an underwriter in connection with this prospectus.

Description of Securities, page 25 Warrants, page 25

35. Revise to disclose when the warrants became or will become exercisable. Clarify which warrants pertain to the common shares being registered for resale in this transaction.

The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

Plan of Distribution, page 26

36. We reference the first sentence in this section. Please disclose that you will file a prospectus supplement to name successors to any named selling stockholders who are able to use the prospectus to resell the securities.

The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

37. Please expand to describe in greater detail Rule 144 under the Securities Act as it pertains to resales of your common stock.

The Company has made revisions to the Registration Statement in accordance with the Staff's comment.


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

38. Please describe how Newbridge participated as a placement agent. In this regard, address the fact that you had already entered into the agreement to sell the shares when you engaged them to act as placement agent.

As explained in the Company's response to comment No. 34, Newbridge Securities has acted as the placement agent in the purchase of securities in a private placement transaction. Its services were limited to advising the Company in connection with entering into the Equity Distribution Agreement. It is common in transactions of this type for parties to enter into the actual placement agent agreement on the date of the consummation of the underlying transaction.

39. Please disclose whether you gave any consideration to the fact that Newbridge Securities appears to act as placement agent in many of the equity lines funded by Cornell Capital and that this on-going relationship could impact its ability to represent your interests.

The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

Exhibits, page 11-3

40. We note that the Securities Purchase Agreement was filed with the Form 8-K dated July 14, 2005. Please confirm that exhibits A-F of the Securities Purchase Agreement are the additional exhibits filed with the Form 8-K. Otherwise, please amend the Form 8-K to include exhibits A-F with the Securities Purchase Agreement.

The Company has made revisions to the Current Report on Form 8-K in accordance with the Staff's comment.

Exhibit 5.1

41. Revise the opinion to include the shares being registered for resale by Newbridge Securities.

      We have revised our legal opinion in accordance with the Staff's comments.

Signatures, page 11-5

42. Please revise to state, if true, that Tom Djokovich is the company's principal accounting officer.

The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

Please contact the undersigned at 212-981-6766 with any questions or comments you may have with respect to the foregoing.

                                                   Very truly yours,

                                                   /s/ Louis A. Brilleman

                                                   Louis A. Brilleman


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